SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        United States Filter Corporation
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   911843209
                                 (Cusip Number)

                                W. Robert Cotham
                          201 Main Street, Suite 2600
                            Fort Worth, Texas 76102
                                 (817) 390-8400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 17, 1997
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 8,000,000 shares, which constitutes approximately 9.05% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 88,377,604 shares outstanding, which number gives effect to the proposed issuance of 8,000,000 shares of Common Stock to the Sellers.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 5,856,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 5,856,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,856,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.6%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Fine Line Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 1,484,800(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,484,800(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,484,800

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 1.7%

14.  Type of Reporting Person: CO

----------
(1)  Power is exercised by its sole shareholder, E.P. Bass.

1.   Name of Reporting Person:

     E. P. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 1,484,800(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,484,800(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,484,800(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 1.7%

14.  Type of Reporting Person: IN

--------------

(1)  Solely in his capacity as the sole shareholder of Fine Line Inc.

1.   Name of Reporting Person:

     Ardon E. Moore

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 148,480
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 148,480
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     148,480

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     William P. Hallman, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 74,240
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 74,240
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     74,240

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Peter Sterling

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 74,240
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 74,240
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     74,240

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Jason Michael Taylor Grantor Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 37,120(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 37,120(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     37,120

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised by its trustee, Annette B. Taylor

1.   Name of Reporting Person:

     Rhonda Leigh Taylor Grantor Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 37,120(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 37,120(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     37,120

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised by its trustee, Annette B. Taylor

1.   Name of Reporting Person:

     Annette B. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 74,240(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 74,240(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     74,240(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

----------
(1) Solely in her capacity as the trustee of the Jason Michael Taylor Grantor Trust with respect to 37,120 shares of the Common Stock and solely in her capacity as the trustee of the Rhonda Lee Taylor Grantor Trust with respect to 37,120 shares of the Common Stock.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 13, 1997 (the "Schedule 13D") relating to the Common Stock, par value $0.01 per share, of United States Filter Corporation. Unless otherwise indicated, all defined terms shall have the meanings ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety to read as follows:

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Lee M. Bass ("LMB"), Fine Line Inc., a Texas corporation ("Fine Line"), E.P. Bass ("EPB"), Ardon E. Moore ("AEM"), William P. Hallman, Jr. ("WPH"), Peter Sterling ("PS"), Jason Michael Taylor Grantor Trust, a trust established under the laws of the State of Texas ("JMT Trust"), Rhonda Leigh Taylor Grantor Trust, a trust established under the laws of the State of Texas ("RLT Trust") and Annette B. Taylor ("ABT"). LMB, Fine Line, EPB, AEM, WPH, PS, JMT Trust, RLT Trust and ABT are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

     As a result of the transactions described in Item 5(c), Western Farm & Cattle Company, California Land & Cattle Company, N.N. Investors, L.P., ST Ranch GenPar, Inc. and FW Ranch Partners, L.P. shall no longer be considered Reporting Persons for purposes of this and all future amendments to the Schedule 13D.

     (b)-(c)

     LMB

     LMB's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Lee M. Bass, Inc. ("LMB, Inc.").

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     Fine Line

     Fine Line is a Texas corporation, the principal business of which is serving as the sole shareholder of Thru Line Inc., a Texas corporation ("Thru Line"). The principal business address of Fine Line, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, business or residence address, and principal occupation or employment of each director, executive officer and controlling person of Fine Line are as follows:

                         Residence or             Principal Occupation
     Name                Business                 or Employment

     EPB                 201 Main Street          President of Thru Line
                         Suite 2700,
                         Fort Worth, Texas 76102

     WPH                 201 Main Street,         Member of the
                         Suite 2500,              law firm of Kelly,
                         Fort Worth, Texas 76102  Hart & Hallman, P.C.

     Martin Bowen        201 Main Street,         Vice President/
                         Suite 2700,              CFO of Thru Line
                         Fort Worth, Texas 76102

     W. R. Cotham        201 Main Street,         Vice President/
                         Suite 2600,              Controller of
                         Fort Worth, Texas 76102  BEPCO


     Thru Line's principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of Thru Line, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     EPB

     See above.

     AEM

     AEM's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as Vice President of LMB, Inc.

     WPH

     See above.

     PS

     PS's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as Vice President and Chief Financial Officer of LMB, Inc.

     JMT Trust

     JMT Trust is a trust existing under the laws of the State of Texas. The address of JMT Trust is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, ABT, is set forth below.

     RLT Trust

     RLT Trust is a trust existing under the laws of the State of Texas. The address of RLT Trust is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, ABT, is set forth below.

     ABT

     ABT's residence address is 4149 Ranier Court, Fort Worth, Texas 76109, and she is not presently employed.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety to read as follows:

     None of the Reporting Persons expended any funds to acquire any shares of the Common Stock. All shares of the Common Stock reported herein were acquired by partnerships (collectively, the "Sellers") of which the Reporting Persons, other than EPB and ABT, are partners in exchange for certain partnership interests. See Items 5(c) and 6 herein.

Item 4.  PURPOSE OF TRANSACTION.

     No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a) - (c) of Item 5 are hereby amended and restated in their entireties to read as follows:

     (a)

     LMB

     The aggregate number of shares of Common Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,856,000, which constitutes approximately 6.6% of the outstanding shares of Common Stock.

     Fine Line

     The aggregate number of shares of Common Stock that Fine Line owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,484,800, which constitutes approximately 1.7% of the outstanding shares of Common Stock.

     EPB

     Because of his position as the sole shareholder of Fine Line, EPB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,484,800 shares of the Common Stock, which constitutes approximately 1.7% of the outstanding shares of the Common Stock.

     AEM

     The aggregate number of shares of Common Stock that AEM owns beneficially, pursuant to Rule 13d-3 of the Act, is 148,480, which constitutes approximately 0.2% of the outstanding shares of Common Stock.

     WPH

     The aggregate number of shares of Common Stock that WPH owns beneficially, pursuant to Rule 13d-3 of the Act, is 74,240, which constitutes less than 0.1% of the outstanding shares of Common Stock.

     PS

     The aggregate number of shares of Common Stock that PS owns beneficially, pursuant to Rule 13d-3 of the Act, is 74,240, which constitutes less than 0.1% of the outstanding shares of Common Stock.



     JMT Trust

     The aggregate number of shares of Common Stock that JMT Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 37,120, which constitutes less than 0.1% of the outstanding shares of Common Stock.

     RLT Trust

     The aggregate number of shares of Common Stock that RLT Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 37,120, which constitutes less than 0.1% of the outstanding shares of Common Stock.

     ABT

     Because of her positions as the trustee of each of the JMT Trust and the RLT Trust, ABT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 74,240 shares of Common Stock, which constitutes less than 0.1% of the outstanding shares of Common Stock.

     In addition, the Sellers beneficially own Warrants to purchase 1,200,000 shares of Common Stock; however, such Warrants are not presently exercisable within 60 days and therefore the shares of Common Stock which may be acquired upon exercise thereof are not reported herein. See Item 6.

     To the best knowledge of the Reporting Persons, other than as set forth herein, none of the persons named in Item 2 herein is the beneficial owner of any shares of Common Stock.

     (b)

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,856,000 shares of Common Stock.

     Fine Line

     Acting through its sole shareholder, EPB, Fine Line has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,484,800 shares of Common Stock.

     EPB

     In his capacity as the sole shareholder of Fine Line, EPB has the sole power to vote or direct the vote and to dispose or to direct the disposition of 1,484,800 shares of Common Stock.

     AEM

     AEM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 148,480 shares of Common Stock.


     WPH

     WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 74,240 shares of Common Stock.


     PS

     PS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 74,240 shares of Common Stock.

     JMT Trust

     Acting through its sole trustee, ABT, JMT Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 37,120 shares of Common Stock.

     RLT Trust

     Acting through its sole trustee, ABT, RLT Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 37,120 shares of Common Stock.

     ABT

     In her capacities as the sole trustee of each of the JMT Trust and the RLT Trust, ABT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 74,240 shares of Common Stock.

     (c) On September 17, 1997, the Issuer and the Sellers consummated the transactions contemplated by the Acquisition Agreement and, in connection therewith, the Issuer issued to the Sellers an aggregate of (i) 8,000,000 shares of Common Stock and (ii) Warrants to purchase 1,200,000 shares of Common Stock. The Sellers immediately distributed the 8,000,000 shares of Common Stock to their partners according to each partner's sharing percentage, and each partner distributed such shares to its shareholders. All of the Reporting Persons, other than EPB and ABT, are partners of the Sellers (or shareholders of such partners), and all of the shares of Common Stock reported herein as beneficially owned by such Reporting Persons were acquired by them pursuant to such distributions.

     Other than as set forth above, none of the Reporting Persons has purchased or sold any shares of Common Stock in the previous 60 days.

     (d)-(e)   No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby partially amended by adding at the end thereof the following:

     On September 17, 1997, the Sellers and the Issuer entered into the Governance Agreement. The description of the Governance Agreement included herein is not, and does not purport to be, complete and is qualified in its entirety by reference to the Governance Agreement, a copy of which is attached hereto as Exhibit 99.4.

     The Governance Agreement provides, that, so long as Sellers and certain permitted transferees of Sellers and their respective Affiliates continue to own collectively at least 5% of the Issuer's outstanding Common Stock, the Issuer will use its best efforts to nominate Sellers' designee as a Class I Director and cause him to be elected at the Issuer's Annual Meeting of Stockholders held in 2000 and at each subsequent Annual Meeting where Class I Directors are elected. Pursuant to the Governance Agreement, the Sellers may designate a person to fill any vacancy on the Issuer's Board caused by cessation to serve for any reason of Sellers' designee.
The Governance Agreement also provides that, so long as Sellers and certain permitted transferees and their respective Affiliates continue to own collectively at least 7 1/2% of the Issuer's outstanding Common Stock, the next vacancy caused by the cessation to serve of a non-employee director of the Issuer will be filled with a person satisfactory to Sellers. Pursuant to the Governance Agreement, the Sellers have designated, and Issuer's Board of Directors has elected, Ardon E. Moore to serve as a Class I director of the Issuer.

     The Governance Agreement grants certain registration rights to the Sellers with respect to the Common Stock acquired pursuant to the Acquisition Agreement and upon exercise of the Warrants. The Sellers have certain rights to piggyback on registration statements filed during the four-year period commencing at the Closing by the Issuer to cover the sale in underwritten offerings of securities to be sold by the Issuer or by other stockholders. In addition, the Sellers have the right to cause the Issuer to effect two demand registrations of at least 2,000,000 shares at any time during the four-year period commencing 29 months after the Closing.

     The Governance Agreement also provides that if the Sellers sell their shares of Common Stock except in a registered public offering or pursuant to Rule 144 or to certain permitted transferees, the Issuer will have a right of first refusal (to be exercised within one business day and closed within 15 days) to purchase the shares at the same price and on the same terms as a third party offer.

     On September 17, 1997, the Issuer, the Sellers and LMB, Fine Line, AEM, WPH, PS, JMT Trust, RLT Trust, John Cardwell and Jeffery Hart entered into a Transferred Securities Agreement (the "Transfer Agreement"). The description of the Transfer Agreement that follows is not, and does not purport to be complete and is qualified in its entirety by reference to the Transfer Agreement, a copy of which is attached hereto as Exhibit 99.5.
The Transfer Agreement provides that each of the Transferees (as defined in the Transfer Agreement) agrees to be bound by, and shall have the benefits of, the Governance Agreement to the same extent as the Sellers, and that each Transferee designates AEM to act as its representative and agent in accordance with Section 7.9 of the Governance Agreement.

     Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Common Stock owned by the Reporting Persons.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1--Agreement pursuant to Rule 13d-1(f)(1)(iii).

     Exhibit 99.2--Agreement for Sale and Purchase of Partnership Interests dated as of August 3, 1997 by and among Sellers and the Issuer (previously filed).

     Exhibit 99.3--Confidential Agreement dated July 2, 1997 between the Issuer and Western Farms, L.P. (previously filed)

     Exhibit 99.4--Transfer, Registration Rights and Governance Agreement dated as of September 17, 1997 by and among Sellers and the Issuer.

     Exhibit 99.5--Transferred Securities Agreement dated as of September 17, 1997 by and among the Issuer, the Sellers, LMB, Fine Line, AEM, WPH, PS, JMT Trust, RLT Trust, John Cardwell and Jeffery Hart.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:     September 17, 1997

                                    LEE M. BASS


                                    By:      /s/ William P. Hallman, Jr.

                                          William P. Hallman, Jr.,
                                          Attorney-in-Fact (1)


                                    FINE LINE, INC.


                                    By:      /s/ William P. Hallman, Jr.
                                          William P. Hallman, Jr.,
                                          Vice President


                                    E.P. BASS


                                    By:     /s/ William P. Hallman, Jr.
                                          William P. Hallman, Jr.,
                                          Attorney-in-Fact (2)


                                       /s/ Ardon E. Moore
                                    ARDON E. MOORE


                                       /s/ William P. Hallman, Jr.
                                    WILLIAM P. HALLMAN, J.R.


                                      /s/ Peter Sterling
                                    Peter Sterling


                                    JASON MICHAEL TAYLOR GRANTOR TRUST


                                    By:      /s/ Annette B. Taylor
                                          Annette B. Taylor, Trustee


                                    RHONDA LEIGH TAYLOR GRANTOR TRUST


                                    By:      /s/ Annette B. Taylor
                                          Annette B. Taylor, Trustee


                                     /s/ Annette B. Taylor
                                    ANNETTE B. TAYLOR

(1) A Power of Attorney authorizing William P. Hallman, Jr. to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing William P. Hallman, Jr. to act on behalf of E.P. Bass previously has been filed with the Securities and Exchange Commission.

                                 EXHIBIT INDEX


       Exhibit 99.1--Agreement pursuant to Rule 13d-1(f)(1)(iii).

       Exhibit 99.2--Agreement for Sale and Purchase of Partnership Interests dated as of August 3, 1997 by and between Sellers and the Issuer (previously filed).

       Exhibit 99.3--Confidentiality Agreement dated July 2, 1997 between the Issuer and Western Farms, L.P. (previously filed)

       Exhibit 99.4--Transfer, Registration Rights and Governance
Agreement dated as of September 17, 1997 by and among Sellers and the Issuer.

       Exhibit 99.5--Transferred Securities Agreement dated as of
September 17, 1997 by and among the Issuer, the Sellers, LMB, Fine Line, AEM, WPH, PS, JMT Trust, RLT Trust, John Cardwell and Jeffery Hart.